UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 25 August 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 25 August 2026

Exhibit 99.1
Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 17 August 2026 up to and including 21 August 2026 it repurchased a total of (i) 572,875 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 768,520 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-08-17	90,194	GBP 9.6736	GBP 9.7800	GBP 9.5460	XLON
2026-08-17	75,000	USD 13.0183	USD 13.2200	USD 12.8950	NASDAQ
2026-08-18	93,004	GBP 9.5063	GBP 9.5960	GBP 9.4180	XLON
2026-08-18	49,687	GBP 9.5004	GBP 9.5860	GBP 9.4220	CHIX
2026-08-18	99,059	USD 12.8130	USD 13.0050	USD 12.7100	NASDAQ
2026-08-19	138,715	GBP 9.2820	GBP 9.4140	GBP 9.1780	XLON
2026-08-19	76,888	GBP 9.2660	GBP 9.4060	GBP 9.1780	CHIX
2026-08-19	20,815	GBP 9.2656	GBP 9.4060	GBP 9.1840	BATE
2026-08-19	149,806	USD 12.6581	USD 12.8350	USD 12.5100	NASDAQ
2026-08-20	63,470	GBP 9.2241	GBP 9.2900	GBP 9.1360	XLON
2026-08-20	76,114	GBP 9.2197	GBP 9.2980	GBP 9.1340	CHIX
2026-08-20	100,000	USD 12.5516	USD 12.6800	USD 12.4600	NASDAQ
2026-08-21	77,333	GBP 9.3243	GBP 9.4680	GBP 9.1740	XLON
2026-08-21	82,300	GBP 9.3406	GBP 9.4560	GBP 9.1880	CHIX
2026-08-21	149,010	USD 12.8706	USD 13.0500	USD 12.6300	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/9573R_1-2026-8-24.pdf

Enquiries

Martin Adams - Investor Relations
owners@wise.com

Sana Rahman - Communications
press@wise.com

Brunswick Group
Charles Pretzlik / Emily Murphy
Wise@brunswickgroup.com
+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 25 August, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer